Exhibit 12

IPALCO ENTERPRISES, INC.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)	Six Months Ended June 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$25,226	$125,824	$101,486	$119,573	$97,488	$130,406
Fixed charges	61,455	120,562	116,707	115,691	121,004	126,287
Distributed income of equity investees	0	0	0	0	0	0
Interest capitalized	(5,233)	(4,963)	(2,517)	(1,059)	(2,674)	(2,437)
Preferred dividends	(2,488)	(5,276)	(5,207)	(5,437)	(5,241)	(5,241)
Total earnings	$78,960	$236,147	$210,468	$228,768	$210,577	$249,015

Fixed charges:
Interest on long-term debt	55,341	108,104	104,602	103,435	109,233	114,707
Interest on short-term debt	948	1,865	1,794	1,913	1,786	2,136
Amortization of debt expense	2,669	5,275	5,075	4,875	4,700	4,174
Preferred dividends	2,488	5,276	5,207	5,437	5,241	5,241
Net interest factor attributable to rents (1)	9	42	28	31	44	29
Total fixed charges	$61,455	$120,562	$116,707	$115,691	$121,004	$126,287

Ratio of earnings to fixed charges	1.28	1.96	1.80	1.98	1.74	1.97

(1)	The Company considers one-third of rent expense to represent interest expense.